File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 27th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 27th., 20047

Press Release

Vitro Agrees to Sell its Interest
In Vitro American National Can, S.A. de C.V.

Garza Garcia, Nuevo Leon, Mexico, September 27, 2004.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITRO A) announced today that it entered into an agreement to sell its 50 percent interest in Vitro American National Can, S.A. de C.V (Vancan), to its joint partner Rexam, for US$26.5 million, subject to adjustment for certain liabilities of approximately $4 million. Vancan is Vitro’s joint venture with Rexam dedicated to manufacturing aluminum beverage cans. The transaction is expected to be completed by the end of the month.

Upon the completion of the transaction, Rexam, the global consumer packaging group and the world’s leading beverage can maker, will become the sole owner of Vancan, which was formed in 1994.

“We are very pleased to agree to this important transaction with Rexam. The sale is consistent with our Company’s strategy to focus on glass, our core business”, said Federico Sada, Vitro’s CEO.

“The deal meets two important corporate goals. First, it allows us to devote the Company’s resources and energy to maintain and develop our glass-oriented businesses throughout the world. Secondly, it provides us with the capital to strengthen our operations and financial position”, he concluded.

Commenting on the acquisition, Stefan Angwald, Rexam’s Chief Executive, said: “This deal represents another step in our commitment to extend our position in growing markets with growing customers. We look forward to fully integrating the business and to delivering increased value for our customers.”

The Vancan plant is located in Queretaro near Mexico City. It started as a greenfield site in 1994 and is now a major can maker in the Mexican beverage market. It has two production lines and employs approximately 140 people. In 2003, Vancan reported sales of US$73 million.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITRO A), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Financial Community): Virginia Morales/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1258 vmorales@vitro.com ameouchi@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com